Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

National Health & Safety Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Class of Securities)

636327108

(CUSIP Number)

Gary Davis

3811 Bee Cave Road, Suite 210

Austin, Texas 78746

512-328-0433

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2001

(Date of Event which Requires Filing of this Statement)

(1) Names of Reporting Persons:

IPA Investors, LP (the "Partnership")

(2) Check the appropriate box if a member of a group:

(a) [X]

  [ ]

(3) SEC Use Only

(4) Source of Funds:

AF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or place of organization:

Texas

Number of shares beneficially owned by each person with:

(7) Sole voting power IPA Investors, LP 15,000,000 Shares

(8) Shared voting power None

(9) Sole dispositive power IPA Investors, LP 15,000,000 Shares

(10) Shared dispositive power None

(11) Aggregate amount beneficially owned by each reporting person.

IPA Investors, LP 15,000,000 Shares

(12) Check if the aggregate amount in row (11) excludes certain shares [ ]

(13) Percent of class represented by amount in Row (11)

6.22% (See Item 5, Note (1), for calculation of outstanding shares.)

(14) Type of reporting person:

PN

(1) Names of Reporting Persons:

Gary J. Davis

(2) Check the appropriate box if a member of a group:

(a) [X]

  [ ]

(3) SEC Use Only

(4) Source of Funds:

PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or place of organization:

Texas

Number of shares beneficially owned by each person with:

(7) Sole voting power Gary J. Davis 8,399,982

(8) Shared voting power None

(9) Sole dispositive power Gary J. Davis 8,399,982

(10) Shared dispositive power None

(11) Aggregate amount beneficially owned by each reporting person.

Gary J. Davis 8,399,982

(12) Check if the aggregate amount in row (11) excludes certain shares [ ]

(13) Percent of class represented by amount in Row (11)

3.48% (See Item 5, Note (1), for calculation of outstanding shares.)

(14) Type of reporting person:

IN

(1) Names of Reporting Persons:

First Advisors, Inc. (the "Corporation")

(2) Check the appropriate box if a member of a group:

(a) [X]

  [ ]

(3) SEC Use Only

(4) Source of Funds:

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or place of organization:

Texas

Number of shares beneficially owned by each person with:

(7) Sole voting power First Advisors, Inc. 1,250,000 Shares

(8) Shared voting power None

(9) Sole dispositive power First Advisors, Inc. 1,250,000 Shares

(10) Shared dispositive power None

(11) Aggregate amount beneficially owned by each reporting person.

First Advisors, Inc. 1,250,000 Shares

(12) Check if the aggregate amount in row (11) excludes certain shares [ ]

(13) Percent of class represented by amount in Row (11)

0.52% (See Item 5, Note (1), for calculation of outstanding shares.)

(14) Type of reporting person:

CO

The Schedule 13D previously filed on February 9, 2001, is hereby amended as follows:

Item 1 Security and Issuer

The response to Item 1 is deleted in its entirety and replaced with the following:

This report relates to the common stock, par value $0.001 per share, of National Health & Safety Corporation ("NHLT"), located at 3811 Bee Cave Road, Suite 210, Austin, Texas 78746.

In January 2001, NHLT issued shares of common and preferred stock to the reporting persons who filed this report and to others pursuant to NHLT's confirmed Plan of Reorganization (the "Plan") dated as of August 21, 2000 (the "Plan"), as confirmed by the U.S. Bankruptcy Court, Eastern District, Pennsylvania on November 27, 2000. A copy of the Plan has been filed as an exhibit to NHLT's report on Form 8-K dated November 28, 2000. Pursuant to the Plan, NHLT, which had approximately 58 million shares of common stock outstanding prior to confirmation of the Plan, issued 130,000,000 shares of new common stock to acquire all of the outstanding stock of MedSmart Healthcare Network, Inc. ("MedSmart"), and 45,000,000 shares of new common stock to investors for $600,000 cash. NHLT also issued preferred stock to claimants and interest holders in exchange for their claims and interests.

On May 7, 2001, NHLT entered into a management services agreement with First Advisors, Inc., in which First Advisors will analyze the current status of and recommend improvements for the Company in regard to the Company's business plan, financial condition, management and personnel and strategic and professional relationships. The consulting relationship will last one year, unless either party gives 30 days notice of canceling the relationship. The Company will pay First Advisors between 750,000 and 1,250,000 shares of NHLT each month for services, as well as reimbursement for expenses.

As a result of these transactions, the reporting persons who are filing this report became the owners of more than 5% of the voting equity securities of NHLT.

Item 2 Identity and Background

The response to Item 2 is amended by adding the following:

First Advisors, Inc., a Texas corporation, (the "Corporation") was formed in 1996 and provides strategic consultation services to its portfolio companies and other third-party clients. FAI's management team and advisory directors utilize their experience in technology, marketing, sales, competitive analysis and strategic planning to help position client companies for long-term growth and stability in their respective marketplaces.

The Partnership, Mr. Davis, and the Corporation have not been the subject of any criminal or civil proceeding which would require reporting pursuant to Item 2 of Schedule 13D.

Item 3 Source and Amount of Funds or Other Consideration

The response to Item 3 is amended by adding the following:

First Advisors, Inc., a Texas corporation (the "Corporation"), received 1,250,000 shares as compensation for its consulting services to NHLT pursuant to the Management Services Agreement between NHLT and the Corporation.

Item 4 Purpose of Transaction

The response to Item 4 is amended by adding the following:

The Corporation was awarded 1,250,000 shares of common stock for their services rendered pursuant to the Management Services Agreement with NHLT. Mr. Davis is a director of NHLT and of the Corporation. Mr. Davis disclaims beneficial ownership of the NHLT shares owned by the Corporation to the extent of shareholder interests in the Corporation held by persons other than Mr. Davis.

Item 5 Interest in Securities of the Issuer

The response to Item 5 is deleted in its entirety and replaced with the following:

Person: IPA Investors, LP

No. Shares Owned: 15,000,000 Shares of Common Stock

Percent of Outstanding

shares (1): 6.22%

Person: Gary J. Davis

No. Shares Owned: 8,399,982 Shares of Common Stock

Percent of Outstanding

shares (1): 3.48%

Person: First Advisors, Inc.

No. Shares Owned: 1,250,000 Shares of Common Stock

Percent of Outstanding

shares (1): 0.52%

Total Shares owned as a group: 24,649,982

Percent of Outstanding Shares

owned as a group (1): 10.22%

  Percentage of shares owned assumes conversion of all voting preferred stock to common stock and is based on the following voting equity shares known to the reporting person to be outstanding:

Common stock outstanding at May 25, 2001,

as reported in NHLT's S-2: 241,100,021

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4.

Item 7 Exhibits

The response to Item 4 is amended by adding the following:

    Management Services Agreement between First Advisors, Inc. and National Health & Safety Corporation dated May 1, 2001.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IPA Investors, LP

Date By: _______________________

Title: _______________________

Gary J. Davis

Date

First Advisors, Inc

Date By: _______________________

Title: _______________________